SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                       VIMRx Pharmaceuticals, Inc.
                             (Name of Issuer)

                 Common Stock, par value $.001 per share
                     (Title of Class of Securities)

                                927186106
                              (CUSIP Number)

                Paramount Capital Asset Management, Inc.
                      c/o Lindsay A. Rosenwald, M.D.
                           787 Seventh Avenue
                           New York, NY 10019
                             (212) 554-4300

                             with a copy to:

                          David R. Walner, Esq.
                 Paramount Capital Asset Management, Inc.
                            787 Seventh Avenue
                            New York, NY 10019
                             (212) 554-4300
        (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                           December 23, 1996
         (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:
                                                          __

        Check the following box if a fee is being paid with this
        Statement:



                                 SCHEDULE 13D

       CUSIP NO. 927186106

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paramount Capital Asset Management, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           4,049,999
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             4,049,999

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,049,999

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.4%

 14   TYPE OF REPORTING PERSON*
      CO



                                 SCHEDULE 13D

       CUSIP NO. 927186106

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           1,324,999
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             1,324,999

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,324,999

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.4%

 14   TYPE OF REPORTING PERSON*
      PN



                              SCHEDULE 13D

       CUSIP NO. 927186106

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           2,725,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             2,725,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,725,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.0%

 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)



                                 SCHEDULE 13D

       CUSIP NO. 927186106

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Lindsay A. Rosenwald

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           5,964,999
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             5,964,999

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,964,666

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.1%

 14   TYPE OF REPORTING PERSON*
      IN


Item 1.   Security and Issuer.

     (a)  Common Stock, $.001 par value ("VMRx Common")

          VIMRx Pharmaceuticals, Inc. (the "Issuer")
          2751 Centerville Road, Suite 210
          Wilmington, DE 19808
          302-998-1734


Item 2.   Identity and Background.

     Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay
          A. Rosenwald (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) The business address of Paramount Capital, Aries Domestic's and Dr. Rosenwald's is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          On December 23, 1996, pursuant to an Exchange Agreement by and between Aries Trust, Aries Domestic and the VIMRx, a Delaware corporation, (the Issuer ) dated November 21, 1996, as amended on December 23, 1996, and as further supplemented and amended (the "Exchange Agreement"), Aries Domestic and Aries Trust, exercised certain Class C Warrants (the "Class C Warrants") and unit purchase options (the "Unit Purchase Options") of Innovir Laboratories, Inc., a Delaware corporation ("Innovir"), and transferred an aggregate of 9,500,000 shares of Common Stock (the

     -----------------
     1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.




          "Innovir Common") of Innovir to the Issuer in exchange for 3,000,000 shares of Common Stock of the Issuer (the "VIMRx Common")and $3,000,000 in cash consideration (the "Transaction"). Of the aggregate 3,000,000 shares of VIMRx Common received by Aries Trust and Aries Domestic, Aries Domestic received 900,000 shares and the Aries Trust received 2,100,000 shares. In connection with the Transaction, the Issuer granted Aries Domestic and Aries Trust certain registration rights with respect to all such acquired shares of VMRx Common.

          Specifically, pursuant to the Exchange Agreement, Aries Domestic and Aries Trust exercised (a) 2,000,000 Unit Purchase Options at an exercise price of $0.50 per Unit Purchase Option (600,000 of which Unit Purchase Options were owned by Aries Domestic and 1,400,000 of which Unit Purchase Options were owned by Aries Trust) to acquire
          (i) 2,000,000 shares of Innovir Common and (ii) 2,000,000 Class C Warrants (600,000 of which shares of Innovir Common and Class C Warrants were owned by Aries Domestic and 1,400,000 of which shares of Innovir Common and Class C Warrants were owned by Aries Domestic) and (b) 4,000,000 Class C Warrants to purchase 4,000,000 shares of Innovir Common at an exercise price of $0.50. As a result of the foregoing, the Aries Trust and Aries Domestic owned in the aggregate 10,000,000 shares of Innovir Common upon the foregoing exercise and 2,000,000 Innovir Class C Warrants. Pursuant to the Exchange Agreement, Aries Trust and Aries Domestic then transferred an aggregate 9,500,0000 of the shares of Innovir Common to the Issuer in exchange for the 3,000,000 shares of VIMRx Common. In connection with the Transaction, the Aries Domestic and Aries Trust incurred exercise price costs of $3,000,000 in exercising the Class C Warrants and Unit Purchase Options, which, pursuant to the Exchange Agreement, was paid by the Issuer in consideration of amounts owed by the Issuer to the Aries Domestic and Aries Trust in connection with the Transaction, directly to Innovir and credited to Aries Trust and Aries Domestic by Innovir as payment in full of the $3,000,000 aggregate exercise price.

Item 4.   Purpose of Transaction.

          The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.


          Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of December 23, 1996, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 4,049,999 shares or 7.4% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                        Amount Owned
               Aries Domestic           1,324,999 Shares
               Aries Trust              2,725,000 Shares

               In addition, Dr. Rosenwald beneficially owned an additional 1,915,000 shares for a total percentage ownership of 11.1%.

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) Other than as set forth in this Schedule 13D, the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer within the past sixty (60) days.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Dr. Rosenwald is a member of the Board of Directors of the Issuer.

          Except as indicated in this 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
               Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.


Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.
                                     President

Dated:    December 23, 1996
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.



                                  EXHIBIT A

                                  AGREEMENT

                         JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of VIMRx Pharmaceuticals, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                  PARAMOUNT CAPITAL ASSET SERVICES, INC.

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.
                                     President

Dated:    December 23, 1996
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.



                                  EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Dr. Lindsay Rosenwald                   Chairman of the Board, President of
                                        Paramount Capital Asset Management,
                                        Inc., Paramount Capital Investments,
                                        LLC and Paramount Capital, Inc.

Peter Morgan Kash                       Director of Paramount Capital Asset
                                        Management, Inc. Senior Managing
                                        Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                        Director of Paramount Capital Asset
                                        Management, Inc., Professor,
                                        University of Southern California
                                        School of Medicine

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT C

     The name and principal occupation or employment, which is located at 787 Seventh Avenue, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                               PRINCIPAL OCCUPATION
     NAME                                         OR EMPLOYMENT

Paramount Capital Asset Management, Inc.       General Partner;
                                               Investment Manager

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT D

     The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                               PRINCIPAL OCCUPATION
     NAME                                         OR EMPLOYMENT

Paramount Capital Asset Management, Inc.       Investment Manager

MeesPierson (Cayman) Limited                   Trustee
(Cayman) Limited, P.O. Box 2003,
British American Centre, Phase 3,
Dr. Roy's Drive, George Town, Grand Cayman.

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.